Filed by Epicor Software Corporation Pursuant to Rule 425

Under the Securities Act of 1933

Commission File No.: 000-20740

Subject Company: Scala Business Solutions N.V.

Set forth below is a fair and accurate English translation of the entire Dutch text of an advertisement issued by Epicor Software on May 12, 2004 in Amsterdam, the Netherlands.

Availability

[logo Epicor]	[logo Scala]

PUBLIC OFFER BY EPICOR SOFTWARE CORPORATION FOR ALL OUTSTANDING

SHARES IN SCALA BUSINESS SOLUTIONS N.V.

As of May 13, 2004 Epicor Software Corporation (‘Epicor’) will make a public offer (the ‘Offer’), subject to the conditions and restrictions described in the offering memorandum dated May 12, 2004 (the ‘Offering Memorandum’) and the final prospectus dated May 10, 2004 (the ‘Prospectus’) which forms part of the registration statement on Form S-4 filed by Epicor with the U.S. Securities and Exchange Commission (‘SEC’), for all issued and outstanding ordinary shares with a nominal value of EUR 0.45 each (the ‘Scala Shares’) in the share capital of Scala Business Solutions N.V. (‘Scala’).

The managing board and the supervisory board of Scala each unanimously recommend Scala shareholders to accept the Offer.

On June 1, 2004 the Offer shall be discussed during the general meeting of shareholders of Scala in accordance with section 9q of the 1995 Decree on the Supervision of the Securities Trade (Besluit toezicht effectenverkeer 1995) (the ‘Decree’).

The Offering Memorandum and the Prospectus will be available as of May 13, 2004 (9:00 a.m. CET) at the offices of Scala and ABN AMRO Bank N.V. (‘ABN AMRO’).

The Offer

For each Scala Share that is validly tendered into the Offer, Epicor offers US$ 1.8230 in cash, subject to the offer price adjustment (if any) described below (hereinafter jointly referred to as: the ‘Offered Cash’), plus 0.1795 shares of Epicor common stock with par value US$ 0.001 per share (and accompanying preferred stock purchase rights) (the ‘Common Stock’ and together with the Offered Cash: the ‘Offer Price’).

Offer price adjustment

If the product of (x) the average closing stock price on the Nasdaq National Market of the Nasdaq Stock Market Inc. (‘Nasdaq’) for shares of Common Stock during the ten Nasdaq trading day period ending two full Nasdaq trading days prior to the expiration of the Offer, currently scheduled for June 11, 2004 (3:00 p.m. CET) (the ‘Tender Closing Date’) and (y) 0.1795 is less than US$ 1.8327, the cash portion of the Offer Price will be increased by the amount by which such product is less than US$ 1.8327, up to a maximum of US$ 0.3665 per Scala share tendered into the office. Epicor shall publicly announce the final Offer Price after the close of the Nasdaq trading day that is two full Nasdaq trading days prior to the Tender Closing Date (subject to extension of the Tender Period).

Tender Period

The tender period will commence on May 13, 2004 at 9:00 a.m. CET and, subject to extension, will end on June 11, 2004 at 3:00 p.m. CET (the ‘Tender Period’). If the Offer is extended, Epicor shall publicly announce such extension ultimately on the third trading day on the Official Segment of the stock exchange of Euronext Amsterdam N.V. (‘Euronext’) after the Tender Closing Date.

Scala shareholders are requested to tender their Scala Shares for acceptance through the bank or stockbroker, which either is an institution admitted to Euronext Amsterdam N.V. (‘Admitted Institutions’) or holds the shares through a bank or stockbroker that is an Admitted Institution, where their shares are administered, to ABN AMRO. Unless the Tender Period is extended, such shares must be tendered by no later than 3:00 p.m. CET on June 11, 2004. The bank or stockbroker may set an earlier deadline for tendering in the Offer to enable such bank or stockbroker to communicate these tenders to ABN AMRO in a timely manner.

Declaring the Offer Unconditional

A number of conditions needs in principle to be fulfilled before Epicor declares the Offer unconditional. These conditions are described in the Offering Memorandum and the Prospectus.

Epicor will announce as soon as possible after the Tender Closing Date (subject to extension of the Tender Period), but no later than on the fifth Euronext trading thereafter, whether or not it declares the Offer unconditional (het Bod al dan niet gestand doet).

Settlement

If the Offer is declared unconditional, the Scala shareholders that have validly tendered their Scala Shares into the Offer within the Tender Period shall receive the Offer Price within three Euronext trading days of the Offer being declared unconditional (the ‘Settlement Date’).

No fractional shares of Common Stock will be issued. Fractional entitlements will either be rounded upwards (with a charge, without interest, to the former Scala Shareholders) or rounded downwards (with a payment in cash, without interest, to the former Scala Shareholders in lieu of the fractional entitlement) in accordance with the usual practice of the Admitted Institutions.

Admitted Institutions

The Admitted Institutions may tender Scala Shares for acceptance only to ABN AMRO and only in writing by duly completing and signing the application form provided by ABN AMRO. In submitting their tenders, the Admitted Institutions will have to declare that (i) the holders of the Scala Shares represent and warrant that they fully comply with the restrictions outlined in the Offering Memorandum and the Prospectus, (ii) they have these shares in their administration, and (iii) that they bind themselves, subject to the Offer being declared unconditional (gestand gedaan), to deliver these shares no later than 10:00 a.m. CET on the Settlement Date.

The Admitted Institutions will be paid a commission amounting to US$ 0.0948 per Common Stock, with a maximum of US$ 10,000 per account, as well as an additional compensation of US$ 2.50 per client for settlement and rounding of fractions of shares of Common Stock. Any fee for receipt and delivery of the Scala Shares validly tendered pursuant to the Offer will also be for the account of Epicor. The settlement of the Offer will therefore in principle be without cost for the Scala shareholders.

Nasdaq Listing

The shares of Common Stock issued pursuant to the Offer will be listed on Nasdaq.

De-listing from Euronext

After declaring the Offer unconditional, Epicor will consult with Euronext about a termination of the listing from and the trading on Euronext of the Scala Shares. Epicor may initiate such a termination once it has acquired 95% or more of the issued and outstanding Scala Shares.

Offering Memorandum and Prospectus

Copies of the Offering Memorandum and the Prospectus are available on the SEC website at www.sec.gov and on the Euronext website at www.euronext.com (Dutch residents only) and will be sent to you, free of charge, upon request to:

Scala Business Solutions N.V. Prinsengracht 739-741 1017 JX Amsterdam The Netherlands		ABN AMRO Bank N.V. Department Equity Capital Markets HQ 7006 Gustav Mahlerlaan 10 1082 PP Amsterdam
Telephone number:	+31 20 427 4361	The Netherlands
Facsimile: Email:	+31 20 423 3100 epicoroffer@scala.net	Telephone number: Facsimile: Email:	+31 20 383 6707 +31 20 628 0004 prospectus@nl.abnamro.com

Scala shareholders are advised to study the Offering Memorandum and the Prospectus, including all annexes and documents incorporated by reference therein, carefully because they contain important information and to seek independent advice where appropriate in order to come to a balanced judgment with respect to the Offer.

Restrictions

The Offer and the distribution of the Offering Memorandum and the Prospectus and any related materials may in certain jurisdictions other than the Netherlands and the United States, including but not limited to, the United Kingdom, Canada, Australia and Japan, be restricted by law. The Offer is not being made, directly or indirectly, in or into, and may not be accepted from within, any jurisdiction in which the making of this Offer or the acceptance of the Offer would be illegal. Persons into whose possession the Offering Memorandum and/or the Prospectus or any related materials come should inform themselves about and observe any such restrictions. Any failure to comply with these restrictions may constitute a violation of the securities’ laws of any such jurisdiction. Epicor, Scala and their advisers do not accept or assume any responsibility or liability for any violation by any person of any such restrictions. Any person who is in any doubt as to his position in this respect should consult an appropriate professional adviser without delay.

Additional Information and Where To Find It

Epicor has filed a registration statement on Form S-4 containing a prospectus and, as of May 13, 2004, an offering memorandum in connection with the Offer. The shareholders of Scala are urged to read these documents and other relevant materials because they will contain important information about the Offer, Epicor and Scala. Investors and Scala shareholders may obtain free copies of these documents and other documents filed with the SEC at the SEC’s web site at www.sec.gov. In addition, investors and shareholders of Scala may obtain free copies of the documents filed with the SEC by Epicor on Epicor’s Investor Relations page on its corporate website at www.epicor.com/company/investor/ or on Scala’s Investor Relations page on its corporate website, www.scala.net/investors/epicor/.

The Prospectus is not a prospectus as referred to in article 3 paragraph 2 sub b of the 1995 Act on the Supervision of the Dutch Securities Trade (Wet toezicht effectenverkeer 1995). The Netherlands Authority for the Financial Markets (Autoriteit Financiële Markten) has granted Epicor a dispensation from the requirement pursuant to article 3 paragraph 1 of the aforementioned Act. This advertisement is the public announcement as referred to in article 9g subsection 3 of the Decree.

Irvine / Amsterdam, May 12, 2004

3